Exhibit 99.1

Chindata Group Reports Fiscal Year 2023 First Quarter Unaudited Financial Results

BEIJING, May 31, 2023 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the first quarter ended March 31, 2023. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•
Solid growth and profitability momentum continued, realizing eleven straight quarters of consensus beat and raised guidance. Revenue in the first quarter of 2023 was RMB1,443.5 million, representing 56.8% year over year ("YoY") growth. Net income in the first quarter of 2023 was RMB253.0 million, representing 167.5% YoY growth. Adjusted EBITDA in the first quarter of 2023 increased by 64.6% YoY to RMB813.8 million, beating market consensus for eleven straight quarters, with a margin of 56.4%. The Company reiterated its 2023 revenue guidance in the range of RMB5,880 million to RMB6,080 million, with positive outlook, and raised its 2023 adjusted EBITDA guidance to the range of RMB3,100 million to RMB3,220 million, a 3.6% increase at mid-point compared with the previous range.
•
One new under-construction project added, total capacity increased by 27MW to 898MW during the first quarter of 2023. One new under-construction hyperscale project in Zhangjiakou City, Hebei Province, China with a capacity of 28MW was added to our asset portfolio. One hyperscale project with a total capacity of 26MW was put into service in Zhangjiakou City, supporting the key international client in the region. Quarter-end total capacity reached 898MW, representing a 27.6% YoY increase compared with 704MW in the same quarter of 2022. Capacity in China and Asia-Pacific emerging markets (excluding China) made up 82% and 18% of total capacity, respectively, by the end of the first quarter.
•
Ramp-up remained on track, utilized capacity increased by 12MW to reach 537MW, a 56.1% YoY growth. Strong business momentum from the Company's client base led to an increase of 12MW utilized capacity in the first quarter of 2023, contributed by projects in northern China and India. Quarter-end utilized capacity reached 537MW, representing a 56.1% YoY growth. Overall utilization ratio was 84% by end of the first quarter of 2023, compared with 86% by the end of FY22Q4 and 69% by the end of FY22Q1.
•
16MW new commitment received from existing key clients for China projects, including high-density cabinet deployment. Total client commitment (contracted and “Indication of Interest” (IOI) capacity) increased by 16MW in the first quarter, mainly contributed by 14MW from one of the key international clients for its existing business, and 2MW from the anchor client, part of which were intended for high-density cabinet deployment. Total contracted and IOI capacity reached 816MW in the first quarter, representing a 31.8% YoY increase. Commitment ratio of total capacity was 91% by the end of the first quarter of 2023.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “We started the year of 2023 with another strong quarterly business and financial performance. During the first quarter of 2023, the Company continued to advance with our highly-demanding project delivery schedule. Demand from existing clients was healthy and ramp up was as scheduled. As a result, we continued to grow our top and bottom line, with adjusted EBITDA beating market consensus for eleven consecutive quarters. Notably on the demand side, we hold a positive view on how AI Generated Content ("AIGC") related development should drive industry demand in the long term, while we've also noticed the recent effort of our existing client in incorporating such new technology into their current product lines. In the first quarter, we've secured certain contract for high-density cabinet deployment, and we believe our unique supply model is capable of accommodating such AIGC related demand in the future. Such model is characterized by energy-abundant region layout and in-house full stack capabilities as the fundamentals, and actual practical experience in deploying high-density cabinet in our existing campuses, with various cooling technologies suited tested and applied. In our overseas business, the delivery of phase 2 and 3 of the over 100MW MY06 Johor project remained the key focus, and we are devoting dedicated resources to ensure the timely delivery. We remained confident with the capacity expansion target in the year 2023, and the healthy momentum in our cornerstone hyperscale business continued to serve as solid fundamentals for our consideration on further business diversification.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “We are delivering eleven straight quarters of consensus beat in adjusted EBITDA, a consistent result of the combination of our unique supply model characterized by hyperscale business in energy abundant region, and differentiated demand profile from leading clients in the industry. Revenue in the first quarter of 2023 increased by 56.8% YoY to RMB1,443.5 million, and adjusted EBITDA increased by 64.6% to RMB813.8 million. Economy of scale of our hyperscale model has made consistent healthy margin performance possible. Our adjusted EBITDA margin in the first quarter reached a new high of 56.4%. Such strong profit momentum, coupled with our prudent capital policy, continued to yield a company level pre-tax ROIC of 18.7% by end of the first quarter of 2023. Taking into consideration such momentum, we are reiterating our 2023 revenue guidance with positive outlook, and revising up our 2023 adjusted EBITDA guidance to the range of RMB3,100 million to RMB3,220 million, representing a 3.6% increase at mid-point compared with the previous range. All in all, with the relative certainty of our high alpha and low beta business fundamentals, we remain financially healthy to move forward with the Company's plan on geographic and client diversification. ”

Business Highlights

Asset Overview

•
Total Capacity.
o
Total capacity continued to grow at a steady pace. Total capacity increased by 27MW to 898MW by the end of the first quarter of 2023, representing a 27.6% YoY growth. (vs. 871MW in FY22Q4, 704MW in FY22Q1).
o
In-service capacity. In-service capacity increased by 26MW to 639MW by the end of the first quarter of 2023, representing a 28.3% YoY growth (vs. 613MW in FY22Q4, 498MW in FY22Q1), mainly contributed by CN19, located in the one of the Company’s Hebei campuses, supporting the key international client. The Company had 25 in-service projects by end of the first quarter of 2023.
o
Under-construction capacity. Under-construction capacity was 258MW by the end of the first quarter of 2023 (vs.257MW in FY22Q4, 206MW in FY22Q1). One new under-construction hyperscale project (CN22) with a total capacity of 28MW was added to the Company’s asset portfolio. The project is located in one of the Company’s campuses in Hebei, China and is scheduled for delivery starting from 2024Q2.
o
By the end of the first quarter, the Company’s total capacity (in-service and under construction) by region is as follows: Greater Beijing Area: 696MW (77%), Yangtze River Delta Area: 37MW (4%), Greater Bay Area: 5MW (1%), Malaysia and India: 160MW (18%).
•
Contracted and IOI capacity.
o
The Company continued to serve its existing clients and support their healthy growth as a trusted partner, the momentum on the overall demand from its unique client base remains healthy.

o
Total contracted and IOI capacity increased by 16MW during the first quarter of 2023 to reach 816MW by quarter end, representing a 31.8% YoY growth (vs. 800MW in FY22Q4, 619MW in FY22Q1). The Company received 8MW contracted capacity on CN22 in one of the Company’s Zhangjiakou Campuses to support one of the key international clients, and another 6 MW IOI capacity on CE01, CE02 and CN12 in the Company’s northern and eastern China campuses, for the same client. In addition to that, the Company received approximately 2MW contracted capacity from the anchor client on several existing northern China projects, some of which were intended for high density cabinet deployment. Contracted capacity increased by 78MW during the first quarter, mostly contributed by the 69MW IOI conversion on project MY06-1&2 and MY03 in Malaysia, as well as the aforementioned newly received 8MW contracted capacity.

o
Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 95% by the end of the first quarter of 2023 (vs. 96% by end of FY22Q4, 95% by end of FY22Q1). Contracted & IOI ratio for total capacity was 91% by the end of the first quarter of 2023 (vs. 92% by end of FY22Q4, 88% by end of FY22Q1).

•
Utilized capacity. The Company’s consistency in high-quality and fast delivery, combined with its healthy and differentiated client base, led to another quarter of outstanding ramp-up performance. Total utilized capacity increased by 12MW to 537MW by end of the first quarter of 2023, representing a 56.1% YoY growth (vs. 525MW by end of FY22Q4, 344MW by end of FY22Q1).
o
Additional utilized capacity of 12MW was mostly contributed by projects in the Company's campuses in the Greater Beijing region and India, supporting the anchor client, the two key international clients, and the Chinese cloud client.

o
Utilization ratio was 84% by the end of the first quarter of 2023 (vs. 86% by the end of FY22Q4, 69% by the end of FY22Q1). For the 25 in-service projects of the Company, 16 of them (64%) were operating at 90% or above utilization ratio, 5 of them (20%) were ramping up in between 50% to 70% utilization ratio while 4 of them (16%) were ramping up at below 50% utilization ratio.
o
Utilized capacity and split by region by the end of the first quarter of 2023 are as follows: Greater Beijing Area: 475MW (88%), Yangtze River Delta Area: 10MW (2%), Greater Bay Area: 3MW (1%), Malaysia and India: 49MW (9%).

Recent Developments: Awards for the Company’s Strategically-Selected Sites and In-house Capabilities

In April 2023, the Company's Lingqiu campus in Shanxi Province, which is the largest single hyperscale data center campus in the Asia Pacific, was honored with the Data Center Design and Construction Award at the 2023 Datacloud Global Awards. This marks the second time the Company has received such an award, following its win of the Datacloud Global Hyperscale Innovation Award in 2019. The Datacloud Global Awards are recognized as one of the most prestigious accolades for data centers, cloud computing, edge computing, and other critical IT infrastructure. The Company won the award in recognition of its cutting-edge technology and environmentally friendly, efficient, and zero-carbon construction. The Lingqiu campus maintains an annual power usage efficiency (PUE) of 1.16, setting a continuous benchmark for green operational practices within the data center sector.

In March 2023, the Company’s Donghuayuan campus in Zhangjiakou was selected for the 2022 National Green Datacenter List and 2022 National New Datacenter List(the “List”) by MIIT for the second consecutive year. The List aims to showcase leading practice in datacenter energy efficiency, operation management and data security, etc. With an annual PUE of 1.14, the campus is strategically located in the Zhangjiakou clusters, one of the ten clusters under the “East Data West Computing” national policy.

In April 2023, the Company’s in-house capabilities were recognized when its Nantong campus in Jiangsu Province, Yangtze River Delta region, was awarded the prestigious DCOS®:2021 certification. The Company is the first Chinese enterprise to obtain the DCOS®:2021 standardization certification. The DCOS® standard is widely recognized in the data center industry in Southeast Asia and globally as an important indicator of operational management standardization. Utilizing its advanced Kunpeng IDC operation platform and industry-leading intelligent operations, the Company is committed to providing reliable and efficient data center solutions.

Fiscal Year 2023 First Quarter Financial Results Summary

TOTAL REVENUES

Total revenues in the first quarter of 2023 increased by 56.8% to RMB1,443.5 million (US$210.2 million) from RMB920.6 million in the same period of 2022, primarily driven by the robust growth of the Company’s colocation services as more capacity are put into utilization as scheduled.

COST OF REVENUE

In line with the Company’s revenue growth, total costs of revenue in the first quarter of 2023 were RMB820.3 million (US$119.4 million), compared to RMB499.6 million in the same period of 2022, representing a change of 64.2%, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the first quarter of 2023 increased by 48.0% to RMB623.2 million (US$90.7 million) from RMB421.0 million in the same period of 2022. Gross margin in the first quarter of 2023 was 43.2%, compared with 45.7% in the same period of 2022 and 41.0% in the fourth quarter of 2022.

OPERATING EXPENSES

Total operating expenses in the first quarter of 2023 decreased by 1.4% to RMB167.1 million (US$24.3 million) from RMB169.5 million in the same period of 2022.

• Selling and marketing expenses in the first quarter of 2023 slightly decreased by 4.3% to RMB21.4 million (US$3.1 million) from RMB22.4 million in the same period of 2022, primarily due to lower share-based compensation expense.

• General and administrative expenses in the first quarter of 2023 decreased by 5.5% to RMB120.8 million (US$17.6 million) from RMB127.8 million in the same period of 2022, primarily due to lower share-based compensation expense.

• Research and development expenses in the first quarter of 2023 were RMB24.9 million (US$3.6 million), compared to RMB19.2 million in the same period of 2022, representing a change of 29.5%, primarily due to increase in R&D personnel and higher share-based compensation expense.

OPERATING INCOME

As a result of the foregoing, operating income in the first quarter of 2023 increased by 81.3% to RMB456.1 million (US$66.4 million) from RMB251.6 million in the same period of 2022. Operating income margin in the first quarter of 2023 was 31.6%, compared with 27.3% in the same period of 2022 and 22.3% in the fourth quarter of 2022.

NET INCOME

Net income in the first quarter of 2023 increased by 167.5% to RMB253.0 million (US$36.8 million) from RMB94.6 million in the same period of 2022. Net income margin in the first quarter of 2023 was 17.5%, compared with 10.3% in the same period of 2022 and 8.4% in the fourth quarter of 2022.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the first quarter of 2023 were RMB0.70 (US$0.10) and RMB0.68 (US$0.10). Basic and diluted earnings per share were RMB0.35 (US$0.05) and RMB0.34 (US$0.05). Each ADS represents two of the Company's Class A ordinary share.

ADJUSTED EBITDA

Adjusted EBITDA in the first quarter of 2023 increased by 64.6% to RMB813.8 million (US$118.5 million), from RMB494.5 million in the same period of 2022. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, impairment of long-lived assets, change in fair value of financial instruments, foreign exchange gain and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the first quarter of 2023 was 56.4%, compared with 53.7% in the same period of 2022 and 51.9% in the fourth quarter of 2022.

ADJUSTED NET INCOME

Adjusted net income in the first quarter of 2023 increased by 77.9% to RMB315.8 million (US$46.0 million), from RMB177.5 million in the same period of 2022. Adjusted net income is defined as net income excluding share-based compensation, impairment of long-lived assets and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on non-GAAP adjustments.

Adjusted net income margin in the first quarter of 2023 was 21.9%, compared with 19.3% in the same period of 2022 and 17.0% in the fourth quarter of 2022.

BALANCE SHEET

As of March 31, 2023, the Company had cash, cash equivalents and restricted cash of RMB5,769.3 million (US$809.3 million), compared to cash, cash equivalents and restricted cash of RMB4,064.2 million as of December 31, 2022.

2023 Full Year Business Outlook

Taking numerous factors into consideration, the Company updated its guidance for the full year of 2023 as follows.

TOTAL REVENUES

•
Unchanged at RMB5,880 million – RMB6,080 million, a 29.2-33.6% increase over the full year of 2022

ADJUSTED EBITDA

•
From: RMB3,000 million – RMB3,110 million, a 26.4-31.0% increase over the full year of 2022
•
To: RMB3,100 million – RMB3,220 million, a 31.0-35.6% increase over the full year of 2022

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, May 31, 2023, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the link provided below to complete the online registration process. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

Event Title: Chindata Group Holdings Limited Q1 2023 Earnings Call

Registration Link: https://register.vevent.com/register/BI47f617d3b9bf47c39f31280fea4564c7

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.8676 to US$1.00, the noon buying rate on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Don ZHOU

Penghua.zhou@chindatagroup.com

Claire LIN

Shiqing.lin@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,115,914	4,722,937	687,713
Restricted cash	796,549	798,255	116,235
Accounts receivable, net	1,937,692	1,877,086	273,325
Value added taxes recoverable	437,579	458,408	66,749
Prepayments and other current assets	468,688	477,793	69,572
Total current assets	6,756,422	8,334,479	1,213,594
Non-current assets
Property and equipment, net	13,369,156	14,086,317	2,051,127
Operating lease right-of-use assets	1,104,895	1,094,017	159,301
Finance lease right-of-use assets	133,037	131,929	19,210
Goodwill and intangible assets, net	793,082	782,718	113,973
Restricted cash	151,763	248,079	36,123
Value added taxes recoverable	369,016	360,136	52,440
Other non-current assets	422,860	476,096	69,324
Total non-current assets	16,343,809	17,179,292	2,501,498
Total assets	23,100,231	25,513,771	3,715,092
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,203,080	1,167,976	170,070
Accounts payable	2,420,376	1,830,839	266,591
Current portion of operating lease liabilities	42,407	40,219	5,856
Current portion of finance lease liabilities	4,978	4,963	723
Accrued expenses and other current liabilities	584,839	600,260	87,405
Total current liabilities	4,255,680	3,644,257	530,645
Non-current liabilities
Long-term bank loans	7,168,445	7,860,266	1,144,543
Notes payable	—	2,023,784	294,686
Operating lease liabilities	178,609	175,937	25,618
Finance lease liabilities	58,745	58,204	8,475
Other non-current liabilities	529,198	554,438	80,732
Total non-current liabilities	7,934,997	10,672,629	1,554,054
Total liabilities	12,190,677	14,316,886	2,084,699
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,832,160	10,887,459	1,585,337
Statutory reserves	311,821	311,821	45,405
Accumulated other comprehensive loss	(300,517)	(321,457)	(46,808)
Retained earnings	66,044	319,016	46,452
Total shareholders’ equity	10,909,554	11,196,885	1,630,393
Total liabilities and shareholders’ equity	23,100,231	25,513,771	3,715,092

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share information)

	For the three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Revenue	920,608	1,390,254	1,443,547	210,197
Cost of revenue	(499,574)	(820,517)	(820,324)	(119,448)
Gross profit	421,034	569,737	623,223	90,749
Operating expenses
Selling and marketing expenses	(22,416)	(18,371)	(21,449)	(3,123)
General and administrative expenses	(127,838)	(214,523)	(120,784)	(17,588)
Research and development expenses	(19,214)	(27,467)	(24,880)	(3,623)
Total operating expenses	(169,468)	(260,361)	(167,113)	(24,334)
Operating income	251,566	309,376	456,110	66,415
Net interest expense	(84,627)	(99,403)	(117,425)	(17,098)
Foreign exchange (loss) gain	(529)	(4,174)	2,045	298
Changes in fair value of financial instruments	(55)	(28,301)	3,310	482
Others, net	618	14,843	18,556	2,702
Income before income taxes	166,973	192,341	362,596	52,799
Income tax expense	(72,405)	(75,879)	(109,624)	(15,962)
Net income	94,568	116,462	252,972	36,837
Earnings per share:
Basic	0.13	0.16	0.35	0.05
Diluted	0.13	0.16	0.34	0.05
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(15,433)	82,933	(20,940)	(3,049)
Comprehensive income	79,135	199,395	232,032	33,788

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net income	94,568	116,462	252,972	36,837
Depreciation and amortization	166,356	278,576	281,577	41,001
Share-based compensation	72,993	27,387	52,253	7,609
Amortization of debt issuance cost	40,085	12,486	15,195	2,213
Others	18,630	192,941	9,500	1,383
Changes in operating assets and liabilities	(224,385)	(238,451)	81,779	11,908
Net cash generated from operating activities	168,247	389,401	693,276	100,951
Net cash paid for long-lived assets and business combinations	(1,224,885)	(1,354,640)	(1,653,902)	(240,827)
Net cash from short-term investment activities	161,851	11,482	—	—
Net cash used in investing activities	(1,063,034)	(1,343,158)	(1,653,902)	(240,827)
Net proceeds from financing activities	39,274	74,923	2,713,334	395,092
Net cash generated from financing activities	39,274	74,923	2,713,334	395,092
Exchange rate effect on cash, cash equivalents and restricted cash	(13,164)	(44,874)	(47,663)	(6,942)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(868,677)	(923,708)	1,705,045	248,274
Cash, cash equivalents and restricted cash at beginning of period	5,241,002	4,987,934	4,064,226	591,797
Cash, cash equivalents and restricted cash at end of period	4,372,325	4,064,226	5,769,271	840,071

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net income	94,568	116,462	252,972	36,837
Add: Depreciation and amortization(1)	168,363	280,583	283,584	41,293
Add: Net interest expenses	84,627	99,403	117,425	17,098
Add: Income tax expenses	72,405	75,879	109,624	15,962
Add: Share-based compensation	72,993	27,387	52,253	7,609
Add: Impairment of long-lived assets	—	83,482	—	—
Add: Changes in fair value of financial instruments	55	28,301	(3,310)	(482)
Add: Foreign exchange loss (gain)	529	4,174	(2,045)	(298)
Add: Non-cash operating lease cost relating to prepaid land use rights	959	5,249	3,297	480
Adjusted EBITDA	494,499	720,920	813,800	118,499
Net income margin	10.3%	8.4%	17.5%	17.5%
Adjusted EBITDA margin	53.7%	51.9%	56.4%	56.4%

Note:

(1)
Before the deduction of government grants.

	For the three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net income	94,568	116,462	252,972	36,837
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	12,170	13,849	12,591	1,833
Add: Share-based compensation	72,993	27,387	52,253	7,609
Add: Impairment of long-lived assets	—	83,482	—	—
Add: Tax effects on non-GAAP adjustments(2)	(2,194)	(4,993)	(2,041)	(297)
Adjusted Net Income	177,537	236,187	315,775	45,982
Net income margin	10.3%	8.4%	17.5%	17.5%
Adjusted Net Income margin	19.3%	17.0%	21.9%	21.9%

Note:

(1)
Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.
(2)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.